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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMMUNITY CAPITAL BANCSHARES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
203 634 100
(CUSIP Number)
NOVEMBER 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	203 634 100	Page	2	of	8

1	NAMES OF REPORTING PERSONS HOT CREEK CAPITAL, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		292,676

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	203 634 100	Page	3	of	8

1	NAMES OF REPORTING PERSONS HOT CREEK INVESTORS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		292,676

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	203 634 100	Page	4	of	8

1	NAMES OF REPORTING PERSONS David M. W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		292,676

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	203 634 100	Page	5	of	8

Item 1:
     (a) Name of Issuer:
Community Capital Bancshares, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
P.O. Drawer 71269
Albany, Georgia 31708
Item 2:
     (a) Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital, L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the “Filing Persons”). The Common Stock of Community Capital Bancshares, Inc. (the “Stock”) which is the subject of this Schedule 13G is held by Investors. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Common Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of November 21, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.
     (b) Address of Principal Business Office or, if none, Residence:
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
     (c) Citizenship:
Nevada for Investors and the General Partner;
David M. W. Harvey is a citizen of the U.S.A.
     (d) Title of Class of Securities:
     Common Stock
     (e) CUSIP Number:
203 634 100
Item 3: Not applicable

CUSIP No.	203 634 100	Page	6	of	8

Item 4: Ownership.
     (a) Amount beneficially owned:
292,676 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Investors, the General Partner, and David M. W. Harvey. The General Partner and Mr. Harvey expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.
Based on Form 10-Q dated September 30, 2007, the Issuer had 3,060,341 shares of Common Stock issued and outstanding on November 8, 2007. Accordingly, the 292,676 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 9.56 percent (9.56%) of the Issuer’s issued and outstanding Stock thereafter.
     (b) Percent of class: 9.56%
     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	292,676
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	292,676
Item 5: Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6: Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8: Identification and Classification of Members of the Group.
Not applicable.
Item 9: Notice of Dissolution of Group.
Not applicable.
Item 10: Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	203 634 100	Page	7	of	8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 21, 2007

HOT CREEK CAPITAL, L.L.C.
By:	/s/ David M. W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C.
General Partner

By:	/s/ David M. W. Harvey
Managing Member

/s/ David M. W. Harvey
David M. W. Harvey

CUSIP No.	203 634 100	Page	8	of	8

Exhibit A
AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:
     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: November 21, 2007

HOT CREEK CAPITAL, L.L.C.
By:	/s/ David M. W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C.
General Partner

By:	/s/ David M. W. Harvey
Managing Member

/s/ David M. W. Harvey
David M. W. Harvey